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                       HOLLINGER INTERNATIONAL INC. LOGO

                            401 NORTH WABASH AVENUE
                            CHICAGO, ILLINOIS 60611
               TELEPHONE (312) 321-2299; FACSIMILE (312) 321-0629

                                                                    July 8, 1998

TO: Holders of 9 3/4% PRIDES Depositary
    Shares representing Series B Convertible Preferred Stock of Hollinger International Inc.

DEAR HOLDER OF PRIDES:

     We are pleased to enclose a copy of the Company's offer to exchange 0.92 shares of its Class A Common Stock for each outstanding 9 3/4% PRIDES Depositary Share (the "PRIDES") representing Series B Convertible Preferred Stock of the Company.

     The Exchange Offer provides holders of PRIDES with the opportunity to convert PRIDES into a greater number of shares of Class A Common Stock than they would obtain if they were to exercise the optional conversion feature of the PRIDES. Exchanging holders will obtain Class A Common Stock having a market price in excess of the recent market price of the PRIDES prior to the initial public announcement of the Exchange Offer and the market price of the 0.8439 shares of Class A Common Stock into which each PRIDES may be converted at the option of its holder prior to August 1, 2000.

     The principal purposes of the Exchange Offer are to simplify the Company's capital structure and to reduce the Company's dividend requirements on the Convertible Preferred Stock represented by the PRIDES resulting in increased future earnings on its Common Stock. The Company also believes that the Exchange Offer should provide greater market liquidity for the Class A Common Stock to the extent that it results in a greater number of publicly held shares of Class A Common Stock outstanding following the consummation of the Exchange Offer.

     A complete description of the terms of the Exchange Offer and important financial information with respect to the Company appear in the accompanying Offering Circular. You are urged to read it carefully.

                                          Very truly yours,

                                          /s/ CONRAD M. BLACK

                                          Conrad M. Black
                                          Chairman of the Board
                                          and Chief Executive Officer